FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on adjustments of tariffs of the power plants of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 2, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ADJUSTMENTS OF ON-GRID TARIFFS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the "Company") announced the adjustments of tariffs of its power plants today.

The Company has recently received the Notice from National Development and Reform Commission on Relevant Issues regarding Proper Adjustment of Electricity Tariff, stating that the State has decided to make proper adjustment to electricity tariff in order to partially make up for the costs incurred by thermal power generation enterprises due to increase in thermal coal prices, and to reduce the difficulties that power generation enterprises have in operation and ensure normal and reasonable power supply.

Set out below are the major service areas of the Company involved in this on-grid tariff adjustment and the respective adjustment standards and effective dates:

	Adjustment standard (RMB(cent)/kMh)
Area	Effective as of 1 January 2010	Effective as of 10 April 2011	Effective as of 1 June 2011	Total	Remarks

Southern grid of Heibei	0.22	1.27		1.49

Shanxi	0.19	2.90		3.09
Gansu	0.90	1.78		2.68
Henan	0.21	1.79		2.00
Chongqing	0.40	1.88		2.28	A further upward adjustment by RMB 1.00 cent/kMh on basis of the average adjustments for generation units #1-4 of Luohuang Power Plant, Chongqing Municipality, effective as of 1 January 2010
Hunan	0.39		2.00	2.39
Guangdong	0.18			0.18
Jiangxi	0.38		2.24	2.62
Yunnan	0.46			0.46
Shanghai	0.05			0.05
Fujian	0.31			0.31
Tianjin	0.18			0.18
Liaoning	0.22			0.22	An upward adjustment by RMB 0.17 cent/kWh for electricity transmitted to Beijing, Tianjin and Tangshan, effective as of 1 January 2010
Shandong	0.18	2.27		2.45
Jiangsu	0	0	0	0	An upward adjustment of the on-grid tariff for Nantong, Nanjing Power Plant by RMB 0.40 cent/kWh, effective as of 1 January 2010

As a result of this adjustment of on-grid tariff, the estimated on-grid tariff for the Company’s generation units in 2011 will be increased by RMB0.93 cent/kWh.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei

(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
2 June 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    June 2, 2011